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                                                                EXHIBIT (a)(5)A)

                      (STIFEL FINANCIAL CORP. LETTERHEAD)

September 5, 2003

To our Stockholders:

Stifel Financial Corp. ("Stifel") is offering to purchase 850,000 shares, or such lesser number of shares as are properly tendered, of our common stock (and associated preferred stock purchase rights) from existing stockholders. The price paid by Stifel will be $13.25 per share, to the seller in cash, without interest.

You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the proration provisions. All shares which you tender but which we do not purchase will be returned to you, at our expense, promptly after the expiration of the tender offer.

Any stockholder whose shares are properly tendered directly to UMB Bank, n.a., the depositary of the tender offer, and purchased under the tender offer will receive the purchase price in cash, without interest, promptly after the expiration of the tender offer.

The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials. The description of the tender offer in this letter is only a summary and is qualified by all of the terms and conditions of the tender offer set forth in the Offer to Purchase and Letter of Transmittal.

Our Board of Directors has approved the tender offer. However, neither we nor the Board of Directors make any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.

The tender offer will expire at 5:00 p.m., New York City time, on Friday, October 10, 2003, unless we extend the offer. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Thomas A. Prince, Senior Vice President and General Counsel, Stifel Financial Corp., at (314) 342-2000. The tender offer documents are also available at the website of the Securities and Exchange Commission at www.sec.gov.

Sincerely,

/s/ Ronald J. Kruszewski

Ronald J. Kruszewski
Chairman and Chief Executive Officer